Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399

[CANADIAN NATIONAL LOGO]                    [BURLINGTON NORTHERN/SANTA FE LOGO]



FOR IMMEDIATE RELEASE

               MORE THAN 200 SHIPPERS URGE U.S. REGULATORY AGENCY
                   TO REVIEW CN/BNSF COMBINATION ON ITS MERITS

MONTREAL and FORT WORTH, Texas, March 9, 2000 -- Canadian National Railway Company (TSE: CNR; NYSE: CNI) ("CNI") and Burlington Northern Santa Fe Corporation (NYSE: BNI) ("BNI") today thanked more than 200 of their customers who have written the United States Surface Transportation Board (STB) urging the agency to give the CN/BNSF combination a fair, prompt hearing.

CN President and Chief Executive Officer Paul M. Tellier and BNSF Chairman and Chief Executive Officer Robert D. Krebs said: "These customers believe our combination should be judged on its merits. And they want the STB to focus on shippers' needs for consistent rail service - not the self-interests of competing railroads that want to delay the transaction.

"We agree with these customers. We want the opportunity to demonstrate the significant public benefits of our combination in a control application filing with the STB later this month. CN and BNSF have the quality service, the proven records of implementing past consolidations and the financial wherewithal to make good on the benefits of our combination. In fact, we guarantee we'll provide equal or better service over our networks after the combination takes effect.

"We urge, and are ready to meet, more exacting public interest tests for rail consolidations that put the customer first. That - not irrational claims that our combination will prompt other railroads to enter ill-conceived, shipper-damaging rail transactions - must be the central focus of the STB in assessing the rail industry's future and our transaction in particular."

Krebs and Tellier said any delay of the CN/BNSF combination would frustrate the public interest and undermine the rail industry's fortunes. "Delaying our transaction will deny rail customers and the rail industry the benefits of better service and greater competition. Delaying it will cast a pall of uncertainty over the rail industry's future structure, an uncertainty that will harm railroads, their customers, investors and employees."

The letters, submitted to the STB in connection with its hearings on recent rail consolidations and the present and future structure of the North American rail industry this week, were written by CN and BNSF customers from diverse industries and geographic locations across North America. Some excerpts follow:

"In our view the Board should follow its normal course of action and accept the [CN/BNSF] application and consider the application to combine these two railroads on the records which these carriers established, rather than in light of difficulties that other railroads have experienced...Given the guarantees that BNSF and CN are committing to, we think that the Board should give them the opportunity without any delay to try to make their case at the Board." - One of the largest commercial printers in North America

It is our strong opinion that the BNSF/CN combination would result in a more efficient service as two strong railroads will be joined, which would create new opportunities for back-haul movements as well as better utilization of equipment." - Illinois-based manufacturer of steel pipe and tubing

"I strongly support this application as the combined company will create a rail network that offers significant opportunities for service improvements and efficiencies." - New York-based grain and feed ingredients company

"We are in support of the transaction that will allow CN and BNSF to merge. The merger will be beneficial in three ways: 1) more and new single-line service capabilities; 2) more direct and efficient routings to reduce transportation times and cost; 3) create a more competitive industry." - Indiana-based ferrous and non-ferrous metal recycling business

"We experienced the merger of the Burlington Northern with the Santa Fe and more recently the merger of Canadian National with Illinois Central. Both mergers proceeded smoothly with little or no service problems or disruptions." - U.S. paper and packaging products manufacturer.

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc. on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.
                                      # # #




CN contact:                                                   BNSF contact:
Mark Hallman                                                  Dick Russack
(416) 217-6390                                                (817) 352-6425


This letter contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risk and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time with the United States Securities and Exchange Commission, such as a registration statement related to securities to be used in connection with the proposed business combinations, as well and the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this letter.